EXHIBIT 12

Ratio of Earnings to Fixed Charges
Union Pacific Corporation and Subsidiary Companies
(Unaudited)

	Three Months Ended March 31,

Millions of Dollars, Except Ratios	2003	2002

Earnings:
Net income from continuing operations	$155	$222
Undistributed equity earnings	54	(10)

Total earnings	209	212

Income taxes	88	135

Fixed charges:
Interest expense including amortization of debt discount	151	163
Portion of rentals representing an interest factor	11	12

Total fixed charges	162	175

Earnings available for fixed charges	$459	$522

Ratio of earnings to fixed charges	2.8	3.0